Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

November 2021

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated November 11, 2021, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 12, 2021	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

The Hague – November 11, 2021

Aegon reports third quarter 2021 results

Consistent execution on strategic initiatives; results impacted by adverse mortality experience

•

Net loss of EUR 60 million reflects a EUR 470 million one-time charge as a result of management actions to release capital and increase the predictability of capital generation from the US variable annuity business, in line with prior guidance

•

Operating result decreases by 16% compared with the third quarter of 2020 to EUR 443 million, as adverse claims experience in the US – with COVID-19 and a higher average claim size as the most important drivers – more than offsets increased fees from higher equity markets and the positive contribution from business growth

•	Cash Capital at Holding decreases to EUR 961 million, which reflects EUR 192 million dividends to shareholders and EUR 212 million deleveraging in this quarter
•	The capital ratios of all three main units remain above their respective operating levels; Group Solvency II ratio increases to 209%

Statement of Lard Friese, CEO

“In the third quarter of 2021, we continued to drive our transformation forward by delivering on our financial and strategic commitments. Performance improvements across most of our businesses, supported by the disciplined execution of our operational improvement plan, were offset by elevated mortality in the United States.

This quarter’s operating result reflects the benefit from addressable expense savings that we have achieved so far. We remain on track to deliver our target of EUR 400 million expense savings by 2023. To date, we have executed 684 out of 1,200 performance improvement initiatives, with expense initiatives representing the majority thereof. Benefits from implemented growth initiatives can be seen in the results from Strategic Assets and Growth Markets, and our Asset Management business extended its track record of over nine years of positive third-party net deposits.

We remain proactive in the management of our Financial Assets. In the third quarter, we launched the lump sum buy-out program for certain variable annuity policyholders. This was well received by customers, which can be seen by the 8% take-up rate as of the end of September. Moreover, since the end of the third quarter, the guarantees on the remaining variable annuity portfolio are being fully hedged against equity and interest rate risk, reducing our economic sensitivity to financial markets.

In our long-term care business, we have already achieved approval for more than USD 300 million worth of rate increases, and consequently, we have increased our expectations for the rate increase program to USD 450 million; underscoring our track record of actively managing this business. On top of that, we took a series of incremental management actions in the US and the Netherlands to improve our risk profile, maintain a strong balance sheet and increase the value of our portfolio.

While we are making good progress on our strategic and financial commitments, our US Life business experienced adverse mortality in part from the ongoing impact of COVID-19. We expect the impact from COVID-19 to abate over time. A higher average claim size also contributed to this quarter’s mortality experience. We are in the process of taking management actions to reduce the volatility in mortality experience in the United States.

Recognizing the role that Aegon plays within our broader society, we continue to progress with our approach to sustainability and responsible investing. Last week, we announced our Group-wide commitment to transitioning our general account to net-zero greenhouse gas emissions by 2050, with an intermediate goal set for 2025. Ahead of COP26, Aegon UK – in partnership with Aegon Asset Management – launched its innovative Global Sustainable Sovereign Bond Fund. The fund invests in those countries that are making the best progress towards the United Nations Sustainable Development Goals, and allows our workplace pensions customers to align their investment objectives with the goal of a fair and sustainable future.

And finally, as we look back at the third quarter, I also want to take a moment to recognize our 22,000 colleagues who are driving Aegon’s transformation. The pandemic has fundamentally changed the way in which we work and the way we interact with our stakeholders. And while the way we interact may have changed, our colleagues remain committed to transforming Aegon into a high-performance organization.”

Note: All comparisons in this release are against 3Q 2020, unless stated otherwise. See page 8 of this press release for a full financial overview.

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 70 344 8821	+31 (0) 70 344 8028	United States: +1 720 543 0206
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 330 336 9434
The Netherlands: +31 20 703 8259
Passcode: 9702174

The Hague – November 11, 2021

Strategic highlights

Aegon N.V.							unaudited

Strategic highlights - Focus. Execute. Deliver.

Key performance indicators

Notes	3Q 2021	3Q 2020	%	2Q 2021	%	YTD 2021	YTD 2020	%

Addressable expenses ¹	2,849	3,018	(6)	2,825	1	n/a	n/a
Change compared to FY 2019 [2]	(253)	(85)	(199)	(277)	9	n/a	n/a

Strategic Assets

Americas Individual Solutions - Life
New business strain (USD million)	65	79	(18)	71	(9)	210	236	(11)
New life sales (USD million)	87	77	13	95	(9)	264	219	21
MCVNB (USD million)	53	54	(2)	73	(27)	177	140	26

Americas Workplace Solutions - Retirement Plans Middle-Market
Net deposits (USD million)	336	(285)	n.m.	324	4	854	(8)	n.m.
Written sales (USD million)	1,304	1,005	30	1,114	17	3,542	2,468	43

The Netherlands
Mortgage origination (EUR million)	2,658	2,650	-	2,897	(8)	8,587	8,234	4
Workplace Solutions net deposits (EUR million)	182	171	6	198	(8)	553	488	13
Net growth Knab customers (‘000s of customers)	(1.8)	10.0	n.m.	5.6	n.m.	14.2	24.7	(42)

United Kingdom
Platform expenses / AuA	21 bps	24 bps	(13)	21 bps	-	21 bps	24 bps	(13)
Annualized revenues gained/(lost) on net deposits (GBP million)	(3)	(2)	(39)	(1)	(129)	(6)	(4)	(35)
Workplace net deposits (GBP million)	(405)	593	n.m.	1,060	n.m.	951	1,590	(40)
Retail net deposits (GBP million)	(53)	(420)	87	(78)	32	(172)	(785)	78

Growth Markets (Spain & Portugal, China, Brazil)

New life sales (EUR million)	47	49	(4)	53	(11)	164	160	3
MCVNB (Life) (EUR million)	18	20	(14)	17	2	66	63	6
New premium production (P&C and A&H) (EUR million)	21	16	36	28	(26)	78	46	71

Asset management - Global Platforms

Operating margin (%)	12.5%	6.5%	93	13.6%	(8)	13.0%	9.0%	45
Net deposits (EUR million)	1,158	(149)	n.m.	1,512	(23)	(903)	5,647	n.m.
of which Third-party (EUR million)	2,392	1,668	43	2,100	14	4,630	(457)	n.m.
Annualized revenues gained/(lost) on net deposits (EUR million)	4	3	5	4	(2)	7	9	(18)

Financial Assets

Americas - Variable Annuities
Capital generation (USD million)	(50)	169	n.m.	302	n.m.	331	(640)	n.m.
Dynamic hedge effectiveness ratio (%)	86%	97%	(11)	99%	(13)	98%	92%	7
Americas - Long-Term Care
Capital generation (USD million)	118	37	n.m.	138	(14)	332	65	n.m.
Actual to expected claim ratio (%) (IFRS)	83%	73%	14	52%	61	59%	82%	(28)
NPV of rate increases approved since end-2020 (USD million)	309	n/a	n.m.	176	76	n/a	n/a	n.m.
The Netherlands - NL Life
Operating capital generation (EUR million)	55	28	97	67	(18)	150	105	42
Remittances to Aegon NL (EUR million)	25	-	n.m.	25	-	75	121	(38)
Solvency II ratio (%)	172%	170%	1	172%	-	172%	170%	1

1. Trailing four quarters in constant currency. EUR million.

2. 2019 baseline updated compared to previous reporting periods to correct for sales expenses from JVs and associates that had been deducted twice

3Q 2021 Results - 2

The Hague – November 11, 2021

Aegon’s strategy

Aegon is taking significant steps to transform the company in order to improve its performance and create value for its customers and shareholders. To ensure delivery against these objectives, a rigorous and granular operating plan has been developed across the Group. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Aegon’s businesses within its core markets have been separated into Financial Assets and Strategic Assets. The aim is to release capital from Financial Assets and from businesses outside of Aegon’s core and growth markets, and to re-allocate capital to growth opportunities in Strategic Assets, growth markets and Asset Management. Throughout this transformation, the company aims to maintain a solid capital position in the business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios.

Operational improvement plan

Aegon has an ambitious plan that now comprises more than 1,200 detailed initiatives designed to improve the operating performance of its business by reducing costs, expanding margins and growing profitably. A total of 684 initiatives have been executed between the launch of the operational improvement plan and the end of the third quarter of 2021, of which 549 are related to expense savings.

Aegon is implementing an expense savings program aimed at reducing addressable expenses by EUR 400 million in 2023 compared with the base year 2019. Aegon has delivered on its ambition to achieve half of its expense reduction target by the end of 2021. In the trailing four quarters, Aegon has reduced addressable expenses by EUR 253 million compared with the base year 2019. Of this expense reduction, EUR 248 million was driven by expense savings initiatives. The remaining reduction in annual addressable expenses reflects expense benefits related to reduced activity in a COVID-19 environment net of expenses made for growth initiatives. These initiatives are aimed at improving customer service, enhancing user experience and developing new products. These growth initiatives contributed EUR 29 million to the operating result in the third quarter of 2021. The company will continue to execute the expense and growth initiatives at pace.

Strategic Assets

Strategic Assets are businesses with a greater potential for an attractive return on capital, and where Aegon is well positioned for growth. In these businesses, Aegon will invest in profitable growth by expanding its customer base and increasing its margins.

Americas

In the US Individual Solutions business, Transamerica’s aim is to achieve a top-5 position in term life, whole life final expense, and indexed universal life through profitable sales growth. New life sales in the third quarter of 2021 amounted to USD 87 million, which represents an increase of 13% compared with the same period last year. This was mainly driven by an increase in new sales of indexed universal life and whole life final expense. Indexed universal life sales are benefiting from a 24% increase in licensed agents at World Financial Group (WFG) and from a funeral planning benefit for eligible indexed universal life policyholders. Whole life final expense sales increased following enhancements made both to the product and the application process.

In the US Workplace Solutions business, Transamerica aims to compete as a top-5 player in new sales in the Middle-Market segment of Retirement Plans. Momentum is building here with five consecutive quarters of written sales of over USD 1 billion. Middle-Market sales were up 30% compared with the third quarter of 2020 to USD 1.3 billion. Net deposits for the Middle-Market amounted to USD 336 million in the third quarter of 2021, an improvement of USD 621 million compared with the same quarter last year.

3Q 2021 Results - 3

The Hague – November 11, 2021

The Netherlands

Aegon is the largest third-party mortgage originator in the Netherlands, benefiting from its scale, high service levels to intermediaries and customers, and diversified funding. In the third quarter of 2021, the company originated EUR 2.7 billion of residential mortgages – of which approximately two thirds were fee-based mortgages originated for third-party investors – and mortgages under administration reached a record EUR 59 billion. Aegon expects mortgage production to decrease in the coming quarters due to its focus on maintaining attractive margins.

Net deposits for the Workplace Solutions defined contribution products (PPI) in the Netherlands increased by 6% compared with the third quarter of 2020 to EUR 182 million. PPI assets under management amounted to EUR 5.6 billion at the end of the quarter, underscoring Aegon’s leading position in this market.

Aegon aims to develop its online bank Knab into a digital gateway for individual retirement solutions. In the third quarter of 2021, the online bank attracted 9,000 new fee-paying customers. This was offset by 11,000 customers leaving Knab, stemming from the company’s decision to stop offering savings products to non-fee-paying customers. Due to low market interest rates, Knab could not offer these savings products to its customers in a profitable way. Fee-paying Knab customers receive access to products, services and features that provide insight into daily banking matters and to products that help them accumulate wealth.

United Kingdom

Aegon’s platform business in the United Kingdom – excluding the low-margin Institutional business – had net outflows of GBP 459 million, while it had GBP 173 million net deposits in the comparable quarter in 2020. Gross deposits increased, reflecting stronger investor sentiment, as well as the benefits from investments in the business. This led to an improvement in Retail net deposits, which was more than offset by the termination of a low-margin, investment-only scheme in the Workplace segment. Expense savings initiatives and the favorable impact from market movements on assets have more than offset the revenues lost from the gradual run-off of the traditional product portfolio. The platform expenses as a percentage of assets under administration decreased by 4 basis points compared with the third quarter of last year to 20 basis points.

Financial Assets

Financial Assets are blocks of business which have closed for new sales, and which are capital intensive with relatively low returns on capital employed. Aegon has established dedicated teams to manage these businesses, who are responsible for maximizing their value through active in-force management, disciplined risk management and capital management actions. To achieve this, Aegon is considering unilateral and bilateral actions as well as third-party solutions. Unilateral actions are those that can be executed fully under Aegon’s control, while bilateral actions require the interaction and consideration of other stakeholders.

Americas

An example of such a bilateral action is the lump-sum buy-out program that Transamerica launched in the third quarter. This program was made available to certain policyholders of variable annuities with guaranteed minimum income benefit (GMIB) riders. The offer could be attractive for policyholders, whose financial objectives may have changed since the issuance of their policies. Under the program, policyholders have been offered a lump-sum payment – exceeding the account value – in return for surrendering their variable annuity policies with GMIB riders, subject to certain conditions. The program reduces future hedge costs for the variable annuity portfolio, and reduces Transamerica’s economic exposure at a price that is more favorable than Aegon believes would be possible to achieve in a transaction with a third party. The take-up rate of the lump-sum buy-out program amounted to 8% at the end of the third quarter. The program included a comprehensive communication campaign to support informed decision making by customers presented with a buy-out option. So far, the take-up rate of the program is encouraging and exceeds the take-up rate for similar programs run by Transamerica in the past. Transamerica has decided to extend the offer period for the program to the end of January 2022 to allow customers more time to consider the offer. The company anticipates the take-up rate by the end of January 2022 to exceed its original expectation of 15%.

In the third quarter of 2021, Transamerica scaled up existing macro hedges in anticipation of the expansion of the dynamic hedge program to variable annuities with guaranteed minimum death benefit riders (GMDB) and the

3Q 2021 Results - 4

The Hague – November 11, 2021

remaining policies with GMIB riders. This builds on the effective dynamic hedge program of policies with guaranteed minimum withdrawal benefits (GMWB). Year-to-date hedge effectiveness for the dynamic hedge program amounted to 98%. In the first week of October, Transamerica expanded its dynamic hedge program, which now covers the interest rate and equity risks embedded in the guarantees of its entire variable annuity portfolio. Dynamic hedging stabilizes cash flows and reduces sensitivities to changes in equity markets and interest rates on an economic basis.

The capital release from the lump-sum buy-out program was offset by the impact of expanding the dynamic hedge program to the full portfolio of variable annuities, leading to a combined negative impact of less than 5%-points on the RBC ratio, in line with prior guidance. On an ongoing basis, these actions are expected to reduce operating capital generation by around USD 50 million per year. At the same time, Transamerica’s reduced exposure to equity and interest rate risks leads to more predictable capital generation over the lifetime of the variable annuity business, and therefore increases the reliability of remittances from Transamerica.

Another unilateral action that was implemented in the third quarter was an increase in rider fees on part of the variable annuity portfolio. Certain contracts allow policyholders to elect a step-up of the guarantee base on a policy’s rider anniversary, if the policy’s account value exceeds the guarantee base. Transamerica will increase the fees when a step-up is accepted to the contractually allowed maximum, as part of the active in-force management of this Financial Asset.

Given that the unilateral and bilateral actions regarding the US variable annuity portfolio are well underway, Aegon has started to allocate internal resources to investigate its options regarding potential third-party solutions. Aegon will update the market on its progress in the first half of 2022. In addition, Aegon will consider further unilateral and bilateral actions to maximize the value of the variable annuity business.

Transamerica is actively managing its long-term care business to achieve better long-term outcomes for all its stakeholders. The primary management action regarding long-term care is a multi-year rate increase program. In the third quarter of 2021, the company obtained regulatory approvals for additional rate increases worth USD 133 million, bringing the value of approvals achieved year-to-date to USD 309 million. This means that the company has already achieved the initially expected USD 300 million benefit from this program, which underscores Transamerica’s long-standing track record of achieving actuarially justifiable rate increases. Based on these better than expected results to date, the company has increased its expectations for the benefit from the current rate increase program from USD 300 million to USD 450 million.

Claims experience for the long-term care business was favorable to the company’s expectations as a result of increased claims terminations due to the impact of the COVID-19 pandemic. The frequency of new claims has returned to pre-pandemic levels. Actual to expected claims experience was 83% for the third quarter of 2021, and reflected a USD 16 million release of the incurred but not reported (IBNR) reserve that was previously set-up for delayed long-term care claims. Excluding this release, the actual to expected claims experience for the third quarter of 2021 would have amounted to 95%.

The Netherlands

The dedicated team responsible for the Dutch Life business is actively managing risks and the capital position to enhance the consistency of remittances to the Group. The main legal entity of the Dutch Life business – Aegon Levensverzekering N.V. – implemented a quarterly remittance policy in the fourth quarter of 2020, and again remitted EUR 25 million in the third quarter of 2021. Its Solvency II ratio remained unchanged at 172% compared with the second quarter of 2021. This is above the operating level of 150%. In the second half of October, the Dutch Life business implemented an expense inflation hedge, to further reduce the volatility of its capital ratio.

3Q 2021 Results - 5

The Hague – November 11, 2021

Growth Markets and Asset Management

In its growth markets – Spain & Portugal, Brazil and China – Aegon will continue to invest in profitable growth. The market consistent value of new business (MCVNB) from life products in Aegon’s growth markets decreased by 14% to EUR 18 million. Growth in the bancassurance channel in Spain and growth in Brazil was offset by lower new life sales in China caused by an industry-wide lower demand for critical illness products. New premium production for property & casualty and accident & health insurance increased by 36% compared with the third quarter of 2020 to EUR 21 million as a result of sales of new products in Spain & Portugal.

Aegon Asset Management aims to significantly increase the operating margin of its Global Platforms by improving efficiency and driving growth. Third-party net deposits on the Global Platforms were EUR 2.4 billion in the third quarter of 2021, driven by significant net deposits in investment strategies on the fixed income platform. This builds on Aegon’s track record of positive third-party net deposits. Annualized revenues on net deposits gained for Global Platforms amounted to EUR 4 million for the quarter. The operating margin of Global Platforms almost doubled compared with the third quarter of 2020 to 12.5%, mainly as a result of higher revenues from net deposits and favorable market movements.

To drive further growth, Aegon Asset Management’s wholly-owned subsidiary in Shanghai has registered as a Qualified Domestic Limited Partner (QDLP) manager. This allows Aegon Asset Management to provide its range of global investment solutions, including those with an ESG focus, to Chinese institutions and high-net-worth investors. The QDLP registration strengthens Aegon Asset Management’s commitment to the Chinese market. Aegon Asset Management entered the Chinese domestic market in 2008 via its joint venture Aegon-Industrial Fund Management Company (AIFMC), now one of the top-10 active equity investment managers in China.

Smaller, niche or sub-scale businesses

In small markets or markets where Aegon has sub-scale or niche positions, capital will be managed tightly with a bias to exit.

On November 29, 2020, Aegon agreed to sell its insurance, pension, and asset management businesses in Hungary, Poland, Romania, and Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG) for EUR 830 million. The European Commission granted competition law clearance for the acquisition on August 12, 2021. However, the decision by the Hungarian Ministry of the Interior dated April 6, 2021 to block VIG’s acquisition of Aegon’s Hungarian subsidiaries remains in place. On September 20, 2021, the Budapest Metropolitan Court rejected VIG’s and Aegon’s joint appeal challenging this decision. Subsequently, VIG and Aegon requested the Hungarian Supreme Court to review the ruling of the Budapest Metropolitan Court on October 19, 2021. Next to that, the European Commission announced on October 29, 2021 to open an investigation to assess whether the decision by Hungary to veto the acquisition of Aegon’s Hungarian subsidiaries by VIG constitutes a breach of the European Union Merger Regulation. Irrespective of these developments, VIG is continuing its constructive dialogue with the Hungarian Ministry of Finance to clarify possibilities for a positive conclusion of the acquisition.

As earlier announced, Aegon is in the process of winding down its Irish corporate insurance entity. The company decided to combine programs for purchasing corporate insurance – such as management liability risks – and to centralize all retained risks into one existing US-based entity to achieve cost and capital efficiencies. In the third quarter of 2021, this resulted in a release of capital and a EUR 28 million remittance to the Group from the Irish corporate insurance entity.

3Q 2021 Results - 6

The Hague – November 11, 2021

Strengthening the balance sheet

Aegon aims to continue strengthening its balance sheet, and is taking proactive management actions to improve its risk profile and reduce the volatility of its capital ratios.

At the Capital Markets Day on December 10, 2020, Aegon announced its plans to reduce its economic interest rate exposure in the United States in order to be less dependent on financial markets and improve its risk profile. Since the third quarter of 2020, the targeted interest rate risk exposure has reduced by approximately 75%. Aegon achieved this by executing on the interest rate management plan that was announced at its Capital Markets Day and by expanding its dynamic hedge program to all variable annuity contracts. Furthermore, market movements have contributed positively. Aegon has now almost fully executed its interest rate management plan, mainly by lengthening the duration of its asset portfolio and expanding its forward starting swap program.

Corporate sustainability

On November 2, 2021, Aegon announced that it has committed to transition its general account investment portfolio to net-zero greenhouse gas emissions by 2050. This is an important step in the strengthening of Aegon’s group-wide approach towards corporate sustainability. In this context, Aegon has joined the Net-Zero Asset Owner Alliance, a UN-convened group of institutional investors committed to transitioning their portfolios to net-zero greenhouse gas emissions. To ensure progress towards this 2050 commitment, Aegon has set a clear medium-term target. By 2025, Aegon aims to reduce by 25% the weighted average carbon intensity of its corporate fixed income and listed equity general account assets where it has control, compared with the 2019 baseline. Complementary to Aegon joining the Net-Zero Asset Owners Alliance, Aegon Asset Management has joined the Net-Zero Asset Managers Initiative. Aegon has also become a signatory to the United Nations Global Compact. Aegon intends to advance the pact and its principles as part of the company’s strategy, culture and day-to-day operations, and to engage in collaborative projects that advance the broader development goals of the United Nations, particularly the Sustainable Development Goals.

3Q 2021 Results - 7

The Hague – November 11, 2021

Financial highlights

Financial overview								unaudited

EUR millions	Notes	3Q 2021	3Q 2020%		2Q 2021%		YTD 2021	YTD 2020%

Americas		160	272	(41)	282	(43)	605	533	14
The Netherlands		190	176	8	185	3	560	497	13
United Kingdom		51	31	67	44	16	135	112	20
International		36	44	(17)	34	7	98	126	(22)
Asset Management		58	58	-	71	(18)	204	128	59
Holding and other activities		(53)	(53)	1	(54)	2	(165)	(165)	-
Operating result	1	443	526	(16)	562	(21)	1,436	1,231	17
Fair value items		(130)	(577)	78	468	n.m.	341	102	n.m.
Realized gains / (losses) on investments		132	59	123	162	(18)	325	75	n.m.
Net impairments		7	(20)	n.m.	15	(56)	37	(214)	n.m.
Non-operating items		9	(538)	n.m.	644	(99)	704	(37)	n.m.
Other income / (charges)		(559)	(536)	(4)	(153)	n.m.	(710)	(1,607)	56
Result before tax		(107)	(547)	81	1,053	n.m.	1,429	(413)	n.m.
Income tax		47	129	(64)	(205)	n.m.	(254)	197	n.m.
Net result		(60)	(418)	86	849	n.m.	1,175	(216)	n.m.

Net result attributable to:
Owners of Aegon N.V.		(79)	(419)	81	842	n.m.	1,147	(217)	n.m.
Non-controlling interests		19	-	n.m.	6	n.m.	28	1	n.m.

Operating result after tax		365	421	(13)	454	(20)	1,177	1,015	16

Return on equity	4	8.4%	10.6%	(21)	10.4%	(19)	9.3%	7.9%	18

Operating expenses		946	943	-	961	(2)	2,862	2,928	(2)
of which addressable expenses	8	734	704	4	706	4	2,132	2,275	(6)

Americas		7,940	7,563	5	7,930	-	26,883	30,048	(11)
The Netherlands		4,659	2,652	76	5,131	(9)	14,279	10,232	40
United Kingdom		1,423	1,130	26	5,207	(73)	10,691	8,425	27
International		3	75	(96)	4	(23)	18	238	(92)
Asset Management		38,459	39,931	(4)	36,931	4	115,169	104,974	10
Total gross deposits	9	52,485	51,350	2	55,204	(5)	167,039	153,916	9

Americas		(2,217)	(10,325)	79	(3,626)	39	(9,451)	(12,595)	25
The Netherlands		(747)	157	n.m.	241	n.m.	(301)	848	n.m.
United Kingdom		(2,922)	(1,493)	(96)	1,783	n.m.	(453)	561	n.m.
International		(1)	35	n.m.	(2)	49	3	117	(97)
Asset Management		3,736	2,360	58	2,915	28	9,770	2,755	n.m.
Total net deposits / (outflows)	9	(2,151)	(9,266)	77	1,311	n.m.	(433)	(8,314)	95

Americas		106	98	8	114	(7)	318	283	12
The Netherlands		20	22	(10)	16	25	57	70	(18)
United Kingdom		8	7	17	7	8	23	26	(11)
International		26	49	(47)	35	(25)	115	180	(36)
New life sales (recurring plus 1/10 single)	2,9	160	176	(9)	172	(7)	513	559	(8)

New premium production accident & health insurance		34	29	17	29	17	119	150	(21)
New premium production property & casualty insurance		21	35	(40)	26	(22)	73	94	(23)

Market consistent value of new business	3	112	54	110	124	(9)	389	161	142

3Q 2021 Results - 8

The Hague – November 11, 2021

Aegon N.V. Leverage			unaudited
		Quarterly
	3Q 2021	3Q 2020	2Q 2021
Gross financial leverage (EUR millions)	5,912	6,488	6,070
Gross financial leverage ratio (%)	25.2%	29.4%	25.8%

Aegon N.V. Cash Capital at Holding			unaudited
		Quarterly
EUR millions	3Q 2021	3Q 2020	2Q 2021
Beginning of period	1,386	1,706	1,191

Americas	12	12	176
The Netherlands	25	-	25
United Kingdom	-	39	-
International	-	-	34
Asset Management	8	32	40
Holding and other activities	54	25	-
Gross remittances	99	108	275

Funding and operating expenses	(37)	(29)	(100)
Free cash flow	62	79	175

Divestitures	-	-	40
Capital injections	(53)	(172)	(17)
Capital flows from / (to) shareholders	(192)	(63)	-
Net change in gross financial leverage	(212)	-	-
Other	(29)	5	(4)
End of period	961	1,555	1,386

Aegon N.V. Capital ratios				unaudited
EUR millions	Notes	3Q 2021	3Q 2020	2Q 2021
US RBC ratio		446%	419%	444%
NL Life Solvency II ratio		172%	170%	172%
Scottish Equitable plc (UK) Solvency II ratio		171%	143%	163%

Eligible Own Funds		19,192	17,168	19,436
Consolidated Group SCR		9,189	8,913	9,353
Aegon N.V. Solvency II ratio	10, 11	209%	193%	208%

Eligible Own Funds to meet MCR		8,389	7,200	8,509
Minimum Capital Requirement (MCR)		2,263	2,288	2,286
Aegon N.V. MCR ratio		371%	315%	372%

3Q 2021 Results - 9

The Hague – November 11, 2021

Capital generation					unaudited

EUR millions	Notes	3Q 2021	3Q 2020%		2Q 2021%

Earnings on in-force*		298	408	(27)	362	(18)
Release of required		185	230	(20)	175	6
New business strain		(157)	(233)	33	(161)	3
Operating capital generation*		327	404	(19)	376	(13)
One-time items*		170	(237)	n.m.	606	(72)
Market impacts		(179)	(242)	26	488	n.m.
Capital generation*		317	(75)	n.m.	1,470	(78)

*Please note capital generation (earnings on in-force, operating capital generation, one-time items and capital generation) for 2020 has been restated to smoothen the impact of UFR and Holding funding cost.

Capital generation					unaudited

EUR millions	Notes	3Q 2021	3Q 2020%		2Q 2021%

Americas		158	289	(45)	225	(30)
The Netherlands*		95	56	69	89	7
United Kingdom		66	26	149	57	16
International		39	71	(45)	39	(1)
Asset Management		32	37	(14)	25	26
Holding and other activities*		(63)	(75)	16	(59)	(7)
Operating capital generation*		327	404	(19)	376	(13)

*Please note capital generation (earnings on in-force, operating capital generation, one-time items and capital generation) for 2020 has been restated to smoothen the impact of UFR and Holding funding cost.

3Q 2021 Results - 10

The Hague – November 11, 2021

Operating result

Aegon’s operating result decreased by 16% compared with the third quarter of 2020 to EUR 443 million. This was in part driven by the reclassification of the result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business. Adjusted for this, the operating result declined by 13% on a constant currency basis. This was primarily the result of adverse claims experience in the United States – with COVID-19 and a higher average claim size being the most important drivers – which more than offset increased fees from higher equity markets and the positive contribution from business growth. Furthermore, there were non-recurring one-time benefits in the third quarter of last year.

The operating result from the Americas decreased by EUR 112 million compared with the third quarter of 2020 to EUR 160 million due to adverse claims experience, with COVID-19 as the most important driver. In addition, a higher average claim size added to the unfavorable result. Unfavorable mortality experience came in at EUR 93 million in this quarter, compared with EUR 28 million in the third quarter of 2020. Favorable morbidity experience was EUR 23 million, compared with EUR 48 million in last year’s third quarter. The operating result in the third quarter of last year included a one-time benefit of EUR 21 million and temporarily lower expenses, while this year benefited from higher fee revenues and investment income.

Aegon’s operating result in the Netherlands increased by 8% compared with the third quarter of 2020 to EUR 190 million, with all lines of business contributing to the higher result. Expense savings, business growth and favorable disability claims experience supported the improved operating result.

The operating result from the United Kingdom increased by 57% compared with the third quarter of 2020 to GBP 44 million. This was driven by higher fee revenues as a consequence of favorable equity markets, a provision release, and lower expenses. These more than offset the impacts from the loss of earnings due to the sale of Stonebridge and the gradual run-off of the traditional product portfolio.

The operating result from International decreased by 17% to EUR 36 million in the third quarter of 2021, due to the reclassification of the result of Central & Eastern Europe from operating result to Other income, following the announced divestment of the business. Adjusting for this impact and on a constant currency basis, the operating result increased by 18% driven by favorable claims experience, portfolio growth, a one-time benefit in Spain & Portugal and a higher investment margin in TLB.

The operating result from Aegon Asset Management remained stable compared with the third quarter of 2020 at EUR 58 million. Higher management fees from Global Platforms and Strategic Partnerships – driven by net deposits and favorable market movements – were offset by lower performance fees from Aegon’s Chinese asset management joint venture.

The operating result from the Holding was unchanged compared with the third quarter of 2020. The operating loss of EUR 53 million was mainly driven by funding expenses.

Non-operating items

The result from non-operating items amounted to EUR 9 million in the third quarter of 2021, as realized gains on investments of EUR 132 million and net recoveries of EUR 7 million more than offset a loss from fair value items of EUR 130 million. A positive result on fair value investments was largely driven by private equity and real estate revaluations in the Americas and the Netherlands. This was more than offset by an increase in the fair value of liabilities in the Netherlands, resulting from a decrease in the own credit spread used to discount certain liabilities and an increase in inflation expectations. In addition, the macro hedges in the United States – that were scaled up as a transition measure into an expanded dynamic hedge for the legacy variable annuities portfolio – resulted in a loss as a result of volatile equity markets and interest rates.

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Other charges

Other charges of EUR 559 million were largely driven by a EUR 470 million charge for the expansion of the variable annuity dynamic hedge program in the United States as well as the expected ultimate impact from the execution of the lump-sum buy-out program for Variable Annuities with guaranteed minimum income benefit riders. One-time investments related to the operational improvement plan amounted to EUR 64 million.

Net result

The loss before tax amounted to EUR 107 million. After the tax benefit of EUR 47 million, the net result was a loss of EUR 60 million. The income tax benefit includes the effect of tax-exempt income and tax credits in the Americas.

Expenses

Addressable expenses increased by 4% compared with the third quarter of 2020 to EUR 734 million. The benefit from additional savings from expense initiatives was more than offset by an accrual of year-to-date performance-related compensation in the United States. In addition, there was a temporary expense benefit in the third quarter of last year as a result of management measures and country-wide restrictions in the pandemic environment. Addressable expenses in both the third quarter of 2020 and 2021 exclude expenses related to Central & Eastern Europe following the announced divestment of the business.

Operating expenses of EUR 946 million remained stable compared with the third quarter of 2020. The increase in addressable expenses was offset by lower IFRS 9 / 17 project costs, and lower expenses for joint ventures and associates as a result of lower performance-based compensation in Aegon’s Chinese asset management joint venture.

Sales

The Group recorded EUR 2.2 billion of net outflows in the third quarter of 2021. This was mainly the result of net outflows in the United Kingdom and the United States, which more than offset net deposits in Asset Management. Net outflows in the United Kingdom amounted to EUR 2.9 billion and were driven by the low-margin Institutional business, which can be lumpy. Net outflows for the United States amounted to EUR 2.2 billion and were mainly due to outflows in Variable Annuities as a consequence of the decision to stop the sale of variable annuities with significant interest rate sensitive riders. The businesses that Aegon focuses on for growth in the Americas had net deposits of EUR 0.6 billion in the third quarter. Aegon Asset Management third-party net deposits amounted to EUR 3.7 billion, with a positive contribution from both Global Platforms and Strategic Partnerships. In the Netherlands, Aegon recorded EUR 0.7 billion of net outflows, mainly stemming from Aegon’s decision to stop offering savings products to customers of its original savings bank.

New life sales decreased by 9% compared with the third quarter of 2020 to EUR 160 million. This was mainly driven by the exclusion of new life sales from Central & Eastern Europe following the announced divestment of the business. Adjusting for this impact and on a constant currency basis, new life sales were up 2% compared with the third quarter of 2020. This was mostly driven by higher sales in the Americas; in particular higher whole life final expense and indexed universal life sales. This was partly offset by lower sales in the Netherlands following the decision to classify the Dutch life business as a Financial Asset and, over time close most products for new sales. In International sales were lower, reflecting industry-wide lower demand for critical illness products in China.

New premium production for accident & health insurance increased by 17% compared with the third quarter of 2020 to EUR 34 million mainly driven by higher long-term-care sales in the Americas. This resulted from a change in legislation in the state of Washington. Otherwise, the product remains closed for new business.

New premium production for property & casualty insurance decreased by 40% compared with the third quarter of 2020 to EUR 21 million, mainly as a result of the exclusion of sales from Central & Eastern Europe following the announced divestment of the business. Adjusting for this impact, property & casualty sales increased by 46% mainly due to higher sales in Spain & Portugal, driven by the introduction of a new household insurance product in the bancassurance channel.

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Market consistent value of new business

Market consistent value of new business (MCVNB) increased from EUR 54 million in the third quarter of 2020 to EUR 112 million in the third quarter of 2021. This mainly resulted from an increase in MCVNB in the Americas, which was driven by a lower production of variable annuities following the decision to stop selling variable annuities with significant interest rate sensitive riders. In addition, MCVNB in the United Kingdom benefited from higher premium increments by existing customers, which led to higher volumes and a more favorable mix.

Shareholders’ equity

Shareholders’ equity excluding revaluation reserves increased by EUR 0.2 billion during the third quarter of 2021, to EUR 17.6 billion – or EUR 8.37 per common share – as of September 30, 2021, as favorable currency movements more than offset the payment of dividends.

Gross financial leverage

Gross financial leverage decreased by EUR 0.2 billion in the third quarter of 2021, resulting in EUR 5.9 billion gross financial leverage per September 30, 2021. This reduction was primarily driven by the previously announced redemption of USD 250 million floating rate perpetual capital securities. The gross financial leverage ratio improved from 25.8% as of June 30, 2021, to 25.2% as of September 30, 2021 as a result of the redemption.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding decreased from EUR 1,386 million to EUR 961 million during the third quarter of 2021, which is in the operating range of EUR 0.5 billion to EUR 1.5 billion. Free cash flow to the Holding of EUR 62 million resulted from EUR 99 million gross remittances – in part supported by capital release from winding down Aegon’s Irish corporate insurance entity and internal reinsurer – and EUR 37 million holding funding and operating expenses. EUR 212 million cash was used to redeem the USD 250 million floating rate perpetual capital securities. Furthermore, EUR 192 million capital was returned to shareholders, reflecting the final 2020 dividend and the cash portion of the interim 2021 dividend. Capital injections amounted to EUR 53 million, and were driven by an injection into Aegon’s joint venture in Brazil. Finally, other items led to a cash capital outflow of EUR 29 million, as the previously announced share buyback in the context of the 2017-2021 variable compensation plans more than offset a one-time tax benefit.

Capital ratios

Aegon’s Group Solvency II ratio increased from 208% to 209% during the third quarter of 2021, with the capital ratios of its three main units above their respective operating levels at the end of the quarter. Capital generation after holding expenses amounted to EUR 317 million for the third quarter of 2021. Unfavorable market movements totaled EUR 179 million and were mainly driven by an unfavorable impact from equity markets in the United States and the impact of rising inflation expectations in the Netherlands. One-time items amounted to a gain of EUR 170 million, mainly as a result of a decrease in mortgage loans under foreclosure in the United States and a number of smaller items in the United Kingdom. Operating capital generation amounted to EUR 327 million, and benefited from a strong contribution from new business in the United Kingdom.

The estimated RBC ratio in the United States increased from 444% on June 30, 2021 to 446% on September 30, 2021, above the operating level of 400%. The RBC ratio was negatively impacted by negative separate account returns in the variable annuity business. Interest rate movements during the quarter resulted in a loss on the macro interest rate hedge, that was scaled up in anticipation of the expansion of the dynamic hedging to also cover the legacy variable annuity block with income and death benefits. Furthermore, one-time items had a positive impact and were driven by a decrease in mortgage loans under foreclosure. The capital release from the lump-sum buy-out program was offset by the impact of expanding the dynamic hedge program to the full portfolio of variable annuities, leading to a combined negative impact of less than 5%-points on the RBC ratio, in line with prior guidance. Operating capital generation contributed favorably, and more than offset dividend payments to the intermediate holding company.

The estimated Solvency II ratio of NL Life remained stable compared with the previous quarter at 172% on September 30, 2021, which is above the operating level of 150%. Negative market impacts from rising inflation

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expectations and credit downgrades were partly offset by positive real estate revaluations reflecting a strong Dutch housing market, the impact of mortgage spread tightening, and a flattening of the interest rate curve at the longer end. Operating capital generation had a positive impact, which more than offset the EUR 25 million dividend payment to Group in the third quarter.

The estimated Solvency II ratio for Scottish Equitable Plc increased from 163% on June 30, 2021 to 171% on September 30, 2021, and remained above the operating level of 150%. Strong operating capital generation had a positive impact and there were benefits from a number of smaller one-time items.

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Americas

Americas								unaudited

USD in millions	Notes	3Q 2021	3Q 2020%		2Q 2021%		YTD 2021	YTD 2020%

Individual Solutions		126	231	(46)	272	(54)	528	412	28
Workplace Solutions		64	76	(15)	69	(7)	198	179	11
Brazil		(2)	4	n.m.	(1)	(68)	(1)	9	n.m.
Operating result		188	311	(40)	340	(45)	724	600	21
Fair value items		148	159	(7)	458	(68)	544	(672)	n.m.
Realized gains / (losses) on investments		66	23	189	180	(63)	272	28	n.m.
Net impairments		(7)	(32)	77	13	n.m.	13	(163)	n.m.
Non-operating items		207	150	38	651	(68)	828	(807)	n.m.
Other income/(charges)		(643)	(145)	n.m.	(255)	(152)	(906)	(1,179)	23
Result before tax		(248)	316	n.m.	736	n.m.	646	(1,386)	n.m.
Income tax		87	(42)	n.m.	(125)	n.m.	(47)	376	n.m.
Net result		(161)	274	n.m.	611	n.m.	599	(1,010)	n.m.

Operating expenses		476	435	10	458	4	1,361	1,374	(1)
of which addressable expenses		401	367	9	371	10	1,130	1,195	(5)

Individual solutions		2,237	3,016	(26)	2,558	(13)	8,088	9,466	(15)
workplace solutions		6,938	5,930	17	6,964	-	23,852	24,167	(1)
Brazil		158	71	122	42	n.m.	222	155	43
Total gross deposits	9	9,332	9,017	3	9,564	(2)	32,162	33,789	(5)

Individual Solutions		(2,137)	(553)	n.m.	(1,800)	(19)	(5,130)	(2,252)	(128)
Workplace Solutions		(564)	(11,155)	95	(2,585)	78	(6,284)	(11,949)	47
Brazil		112	45	147	13	n.m.	107	38	179
Total net deposits / (outflows)	9	(2,589)	(11,662)	78	(4,372)	41	(11,307)	(14,163)	20

Individual solutions		87	77	13	95	(9)	264	219	21
Workplace solutions		12	14	(17)	15	(22)	45	47	(3)
Brazil		27	24	14	28	(6)	71	53	35
New life sales (recurring plus 1/10 single)	9	125	114	9	138	(10)	381	318	20

New premium production accident & health insurance		32	28	13	25	28	106	132	(20)

3Q 2021 Results - 15

The Hague – November 11, 2021

Operating result

The operating result from the Americas decreased by USD 124 million – compared with the third quarter of 2020 – to USD 188 million primarily due to adverse claims experience, with COVID-19 and a higher average claim size being the most important drivers. Unfavorable mortality claims experience came in at USD 111 million in the quarter, compared with USD 31 million in the third quarter of 2020. Favorable morbidity experience was USD 27 million, compared with USD 53 million in last year’s third quarter. The operating result in the third quarter of last year reflected temporarily lower expenses, and included a one-time benefit of USD 24 million, while this year benefited from higher fee revenues and investment income.

•

In Individual Solutions, the operating result decreased from USD 231 million in the third quarter of 2020 to USD 126 million in the third quarter of 2021. This was mainly the result of adverse Life mortality experience of USD 108 million in the third quarter of 2021, compared with USD 30 million of adverse experience in the third quarter of 2020. COVID-19 was again the most important driver of the adverse mortality experience. There has been an increase in claims that are directly attributable to COVID-19. Aegon believes that part of the remaining excess mortality is likely also related to COVID-19. In addition, a higher average claim size added to the unfavorable result.

Favorable morbidity claims experience in Accident & Health amounted to USD 29 million, compared with USD 44 million in the prior year quarter, with new claims trending back to pre-pandemic levels. The favorable experience reflected increased claims terminations due to the impact of the COVID-19 pandemic, as well as a USD 16 million release of the incurred but not reported (IBNR) reserve. Furthermore, the third quarter of 2020’s result for Indiviual Solutions was higher due to a USD 24 million one-time benefit from the review of long-term care paid up in-force policies where the insured was found to be deceased. In addition, there was a temporary expense benefit in the third quarter of last year as a result of management measures and country-wide restrictions in the pandemic environment.

The operating result of Individudal Solutions benefited from increased fee revenues in Variable Annuities and Mutual Funds as a result of higher equity markets, which was partly offset by net outflows in Variable Annuities. The investment margin in Individual Life increased as a result of higher asset balances. In addition, higher revenues from World Financial Group contributed to the result.

•

In Workplace Solutions, the operating result decreased by 15% compared with the same period last year to USD 64 million, mainly due to morbidity claims in Accident & Health returning to pre-pandemic levels, while the third quarter of 2020 benefited from favorable morbidity claims experience of USD 10 million. The result from Retirement Plans increased by 4% to USD 35 million mainly as a consequence of higher investment income from transfering customer assets to higher yielding general account products, which was partly offset by higher expenses. In addition, the result from Stable Value Solutions decreased as a result of lower fee revenues due to both market pressure on fee rates and lower notional balances.

•

The operating result from Brazil decreased by USD 6 million to a loss of USD 2 million in the third quarter 2021. This was mainly due to lower investment income and increased claims resulting from the COVID-19 pandemic, only partly offset by lower expenses and business growth.

Net result

The net result in the Americas came in at a loss of USD 161 million in the third quarter of 2021 compared with a profit of USD 274 million in the third quarter of 2020. The loss was mainly driven by Other charges.

Non-operating items resulted in a gain of USD 207 million compared with a gain of USD 150 million in the third quarter of 2020. Fair value items resulted in a gain of USD 148 million in the third quarter of 2021. This was mainly driven by gains on fair value investments of USD 258 million from the overperformance of private equity, residential real estate, and real estate with energy exposure. Fair value hedges without accounting match – which includes the macro hedge programs – delivered a net loss of USD 72 million. The macro hedges – that were scaled up as a

3Q 2021 Results - 16

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transition measure into an expanded dynamic hedge for the legacy variable annuities portfolio – resulted in a loss as a result of volatile equity markets and interest rates. Fair value hedges with accounting match – which includes the hedges of the variable annuities GMWB portfolio – had a loss of USD 39 million largely from unhedged volatility and basis risk. Year-to-date hedge effectiveness amounts to 98%.

Realized gains on investments amounted to USD 66 million. These gains were mainly due to gains on bonds, as well as prepayments on mortgages. Gross impairments of USD 11 million, mainly associated with real estate and residential mortgage-backed securities, were partly offset by recoveries, resulting in net impairments of USD 7 million.

Other charges of USD 643 million were largely driven by a USD 562 million charge for the expansion of the variable annuity dynamic hedge program as well as the ultimate expected impact from the execution of the lump-sum buy-out program for variable annuities with guaranteed minimum income benefit riders, which was in line with prior guidance. Restructuring expenses and one-time investments related to the operational improvement plan added USD 45 million to Other charges.

The loss before tax amounted to USD 248 million. After the tax benefit of USD 87 million, the net result was a loss of USD 161 million. The income tax benefit was due to tax benefits on the profit before tax as well as tax exempt income and tax credits.

Expenses

Addressable expenses increased by 9% compared with the third quarter of last year to USD 401 million in the third quarter of 2021. This increase was mainly driven by a USD 14 million accrual of year-to-date performance-related compensation this quarter. The third quarter of 2020, on the other hand, reflected temporarily lower expenses as a result of the pandemic. In addition, technology expenses have increased compared with last year’s third quarter.

Operating expenses increased by 10% to USD 476 million as a consequence of higher addressable expenses and higher restructuring expenses and one-time investments related to the operational improvement plan, which amounted to USD 45 million. This compared with USD 36 million of restructuring charges in the third quarter of 2020.

Sales

New life sales increased by 9% to USD 125 million from USD 114 million in the third quarter of 2020. The Individual Solutions business generated new life sales of USD 87 million for the third quarter of 2021, a 13% increase over the same period last year, mainly driven by increased sales of whole life final expense and indexed universal life, supported by the funeral planning benefit for eligible indexed universal life policyholders. Sales also benefited from a 24% growth of WFG’s licensed agent salesforce compared with the third quarter of 2020. New life sales in Workplace Solutions decreased by USD 2 million to USD 12 million, as the third quarter of 2020 contained a single large group contract. In Brazil, new life sales increased by 14% to USD 27 million driven by strong demand for life insurance distributed through the bancassurance distribution channel.

New premium production for accident & health insurance increased by 13% to USD 32 million. Sales of long-term care policies in Individual Solutions of USD 11 million were generated in the third quarter. This resulted from a change in legislation in the state of Washington, which will also lead to a small amount of additional sales in the fourth quarter of 2021. Otherwise, the product remains closed for new business. Sales in Workplace Solutions were flat compared with the third quarter of 2020 at USD 21 million, where increased sales in medical gap coverages were offset by slightly lower sales in disability and critical illness products.

Total net outflows were USD 2.6 billion in the third quarter of 2021 compared with USD 11.7 billion in the third quarter of last year. This was split between USD 0.6 billion of net outflows in Workplace Solutions and USD 2.0 billion of outflows in Individual Solutions. In Mutual Funds, Brazil, and the Middle-Market segment of Retirement Plans – businesses that Aegon strategically focuses on for growth – net deposits were USD 0.7 billion in the third quarter 2021.

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Net outflows in Workplace Solutions were driven by USD 1.2 billion of outflows in the low-margin large market segment of Retirement Plans in the third quarter of 2021. These were partly offset by net inflows of USD 0.3 billion in the higher margin Middle-Market segment of Retirement Plans, where Transamerica aims to compete as a top-5 player. In addition, consolidation and customer retention efforts have led to net deposits in individual retirement accounts (IRAs) of USD 0.3 billion.

In Individual Solutions, net outflows increased from USD 0.6 billion in the third quarter of 2020 to USD 2.1 billion in the same period of this year. Net outflows were mainly driven by USD 2.1 billion net outflows from Variable Annuities following the decision to stop the sale of variable annuities with significant interest rate sensitive riders. The remaining USD 0.3 billion gross deposits were largely from products without significant interest rate sensitive riders. The lump-sum buy-out program for certain variable annuities policies added USD 0.4 billion to gross outflows of USD 2.4 billion. These were partly offset by the sixth consecutive quarter of positive net deposits in Mutual Funds. Net deposits in Brazil doubled to USD 0.1 billion.

Market consistent value of new business

Market consistent value of new business increased from USD 43 million in the third quarter of 2020 to USD 96 million in the third quarter of 2021. The value of new business increased mainly due to the decision to stop selling variable annuities with significant interest rate sensitive riders; these contracts had negative new business margins in the third quarter of last year. New business value from Strategic Assets and Growth Markets was broadly stable with business mix changes offsetting increased sales volumes.

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The Netherlands

The Netherlands								unaudited
EUR in millions	Notes	3Q 2021	3Q 2020	%	2Q 2021	%	YTD 2021	YTD 2020	%

Life		128	125	2	130	(2)	381	338	13
Mortgages		17	14	29	18	(4)	52	37	41
Bank		29	27	7	26	11	84	89	(5)
Workplace solutions		16	11	49	11	48	42	33	27
Operating result		190	176	8	185	3	560	497	13
Fair value items		(261)	(706)	63	110	n.m.	(81)	674	n.m.
Realized gains / (losses) on investments		72	7	n.m.	8	n.m.	88	10	n.m.
Net impairments		16	12	32	9	82	28	(53)	n.m.
Non-operating items		(173)	(686)	75	126	n.m.	35	630	(94)
Other income/(charges)		(2)	(362)	100	93	n.m.	124	(410)	n.m.
Result before tax		15	(873)	n.m.	404	(96)	719	717	-
Income tax		(6)	194	n.m.	(101)	94	(178)	(121)	(46)
Net result		10	(679)	n.m.	303	(97)	541	595	(9)

Operating expenses		166	181	(8)	179	(7)	544	562	(3)
of which addressable expenses		147	146	-	152	(3)	450	467	(3)

Bank		4,450	2,420	84	4,894	(9)	13,619	9,624	42
Workplace solutions		210	232	(10)	237	(12)	660	607	9
Total gross deposits	9	4,659	2,652	76	5,131	(9)	14,279	10,232	40

Bank		(929)	(15)	n.m.	43	n.m.	(854)	306	n.m.
Workplace Solutions		182	171	6	198	(8)	553	488	13
Total net deposits / (outflows)	9	(747)	157	n.m.	241	n.m.	(301)	848	n.m.

Mortgage origination		2,658	2,650	-	2,897	(8)	8,587	8,234	4

New life sales (recurring plus 1/10 single)		20	22	(10)	16	25	57	70	(18)
New premium production accident & health insurance		2	1	79	2	11	9	15	(43)
New premium production property & casualty insurance		5	4	40	5	-	16	10	49

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Operating result

Aegon’s operating result in the Netherlands increased by 8% compared with the third quarter of 2020 to EUR 190 million, with all lines of business contributing to the higher result. Expense savings, business growth and favorable disability claims experience supported the improved operating result.

•

The operating result from Life increased by 2% to EUR 128 million in the third quarter of 2021. This was mainly driven by a higher investment margin and the positive impact from expense savings initiatives. These more than offset a less favorable impact from claims experience.

•

The operating result from Mortgages increased by 29% to EUR 17 million driven by higher fees resulting from business growth. Mortgages under administration increased by 10% compared with the end of the third quarter of 2020 to EUR 59 billion. Furthermore, expense saving initiatives and revenues from customer pre-payment penalties contributed favorably.

•

The operating result from Bank increased by 7% to EUR 29 million driven by the positive impact from expense savings initiatives and higher fee income from growth in the number of fee-paying customers at Knab. There was a partial offset from a lower investment margin, which included the impact of a decline in the unsecured loan portfolio.

•

The operating result from Workplace Solutions increased by 49% to EUR 16 million in the third quarter of 2021. This was driven by the non-life business, as a result of favorable disability claims experience driven by more recoveries and fewer new claims. Expense savings initiatives contributed positively as well. These more than offset a decrease in revenue at TKP due to a large pension fund having left at the beginning of the year.

Net result

The net result amounted to EUR 10 million, as the positive operating result was partly offset by negative non-operating items.

Non-operating items in the Netherlands amounted to a loss of EUR 173 million. This mainly reflected a negative result on fair value items, including the impact of a decrease of the own credit spread used to discount liabilities, which led to an increase in the value of the guarantee provision. There were also adverse impacts from higher inflation expectations, but these were largely offset by the positive impact of real estate revaluations following a strong Dutch housing market.

Other charges amounted to EUR 2 million. One-time investments related to the operational improvement plan were, to a large extent, offset by one-time benefits.

The profit before tax amounted to EUR 15 million. After the tax charge of EUR 6 million, the net result was EUR 9 million. The effective tax rate amounted to 37%.

Expenses

Addressable expenses increased by EUR 1 million compared with the same period last year to EUR 147 million in the third quarter of 2021. Expense savings initiatives, which led to lower IT costs and lower costs of outsourced services, drove the addressable expenses down. In addition, there was a benefit from lower pension cost for own employees as a consequence of lower interest rates. However, these were broadly offset by the impact of a change in the accounting treatment of mortgage administration expenses since the beginning of 2021.

Operating expenses decreased by 8% to EUR 166 million driven by lower one-time investments. One-time investments related to the operational improvement plan amounted to EUR 13 million in the third quarter of 2021.

Sales

Workplace Solutions net deposits increased by 6% to EUR 182 million in the third quarter of 2021 driven by the continued demand for defined contribution pension products (PPI).

Net outflows for the Bank amounted to EUR 929 million. The growth in deposits from new Knab customers was more than offset by gross outflows mainly stemming from Aegon’s decision to stop offering savings products to customers of its original savings bank. Due to low market interest rates, Aegon could not offer these savings products to its

3Q 2021 Results - 20

The Hague – November 11, 2021

customers in a profitable way. These customers were offered the opportunity to either transfer their funds to another bank or transfer their funds to a fee-based Knab account.

Mortgage production remained stable at EUR 2.7 billion in the third quarter of 2021, of which EUR 1.7 billion was related to fee-based mortgages.

New premium production for accident & health insurance amounted to EUR 2 million. New premium production for property & casualty insurance increased by 40% to EUR 5 million, driven by good commercial momentum in Motor and increased sales in Travel after many COVID-19 measures were lifted.

New life sales decreased by 10% to EUR 20 million, as expected, following the decision to classify the Dutch Life business as a Financial Asset and to close most products for new sales. The remaining sales were mostly from direct annuities, which remain a core product.

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United Kingdom

United Kingdom								unaudited
GBP in millions	Notes	3Q 2021	3Q 2020	%	2Q 2021	%	YTD 2021	YTD 2020	%

Operating result		44	28	57	38	15	116	99	17
Fair value items		12	(31)	n.m.	(15)	n.m.	(46)	47	n.m.
Realized gains / (losses) on investments		-	-	(3)	-	n.m.	-	-	(95)
Net impairments		-	-	n.m.	-	n.m.	-	-	n.m.
Non-operating items		12	(31)	n.m.	(15)	n.m.	(46)	47	n.m.
Other income/(charges)	5	(2)	(11)	82	8	n.m.	4	(58)	n.m.
Result before tax		54	(14)	n.m.	31	75	74	89	(17)
Income tax		(11)	5	n.m.	10	n.m.	(1)	2	n.m.
Net result		42	(9)	n.m.	41	4	73	91	(20)

Operating expenses		98	103	(5)	92	7	289	309	(6)
of which addressable expenses		86	87	(2)	81	7	251	257	(2)

Total gross deposits*	9	1,191	1,080	10	4,495	(73)	9,234	7,454	24

Retail		(53)	(420)	87	(78)	32	(172)	(785)	78
Workplace Solutions		(405)	593	n.m.	1,060	n.m.	951	1,590	(40)
Institutional		(1,749)	(1,293)	(35)	879	n.m.	(287)	114	n.m.
Traditional products		(328)	(178)	(84)	(318)	(3)	(884)	(424)	(109)
Total net deposits / (outflows)	9	(2,534)	(1,298)	(95)	1,543	n.m.	(391)	497	n.m.

Recurring premiums annualized		7	6	9	6	8	20	23	(13)
New life sales (recurring plus 1/10 single)	6,9	7	6	9	6	8	20	23	(13)

*Institutional deposits are included on net basis

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Operating result

The operating result from the United Kingdom increased by 57% compared with the third quarter of 2020 to GBP 44 million. This was driven by higher fee revenues as a consequence of favorable equity markets, a provision release, and lower expenses. These more than offset the impacts from the loss of earnings due to the sale of Stonebridge and the gradual run-off of the traditional product portfolio.

Net result

Aegon UK reported a net result of GBP 42 million in the third quarter of 2021. This was primarily driven by the operating result.

Non-operating items amounted to a gain of GBP 12 million driven by fair value items. This reflects the benefit from hedges to protect the solvency position and were mainly the result of higher inflation.

Other charges amounted to GBP 2 million. One-time investments related to the operational improvement plan were partly offset by a favorable impact from a model change and income related to policyholder taxes. Income tax was a charge of GBP 12 million, resulting in an effective tax rate of 22%.

Expenses

In the third quarter of 2021, addressable expenses decreased by 2% compared with the same period last year to GBP 86 million. This was driven by lower contractor costs, but was partly offset by increased expenses for outsourced services.

Operating expenses decreased by 5% to GBP 98 million. This was driven by lower one-time investments and lower addressable expenses. One-time investments related to the operational improvement plan amounted to GBP 10 million in the third quarter of 2021.

Sales

Net outflows amounted to GBP 2.5 billion, compared with GBP 1.3 billion in the third quarter of 2020.

For Retail, net deposits improved to net outflows of GBP 53 million, whereas the third quarter of 2020 showed net outflows of GBP 420 million. This improvement is the result of stronger retail investor sentiment and reflects the benefits from investments in the business.

Net outflows in Workplace amounted to GBP 405 million, whereas the third quarter of last year had net deposits of GBP 593 million. This was mainly driven by the termination of a large, low-margin investment-only scheme.

Net outflows for the Institutional business amounted to GBP 1.8 billion in the third quarter of 2021, compared with the GBP 1.3 billion of net outflows in the same period last year. The institutional business is low-margin and deposits can be lumpy.

For Traditional products, net outflows amounted to GBP 328 million, which was in line with expectations as a result of the gradual run-off of this book.

New life sales amounted to GBP 7 million, which was an increase of GBP 1 million compared with the same period last year. This was driven by trading conditions improving from the subsiding impact of COVID-19.

Market consistent value of new business

MCVNB for the third quarter of 2021 amounted to GBP 17 million, while it amounted to nil in the third quarter of 2020. The increase was mainly driven by higher premium increments by existing customers, which led to higher volumes and a more favorable product mix.

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 International

International								unaudited

EUR in millions	Notes	3Q 2021	3Q 2020%		2Q 2021%		YTD 2021	YTD 2020%

Spain & Portugal		22	14	59	16	41	52	38	39
China		4	4	7	4	(3)	15	13	16
TLB		19	16	16	23	(17)	56	49	15
Others		(9)	10	n.m.	(9)	(1)	(25)	27	n.m.
Operating result*		36	44	(17)	34	7	98	126	(22)
Fair value items		(4)	-	n.m.	(2)	(120)	(7)	(8)	10
Realized gains / (losses) on investments		4	31	(87)	3	54	7	39	(83)
Net impairments		1	-	n.m.	-	n.m.	1	(5)	n.m.
Non-operating items		-	31	(98)	1	(43)	1	26	(96)
Other income/(charges)*		11	(10)	n.m.	14	(19)	40	15	171
Result before tax		48	65	(26)	49	(1)	139	167	(17)
Income tax		(12)	(19)	40	(11)	(4)	(30)	(30)	1
Net result		37	46	(20)	38	(3)	110	137	(20)

Operating expenses		97	94	3	95	3	294	292	-
of which addressable expenses		27	26	3	30	(9)	84	90	(6)
Addressable expenses in constant currency		27	26	2	30	(9)	84	86	(3)

Spain & Portugal		3	3	(13)	4	(25)	10	11	(2)
China		-	-	(56)	-	51	8	9	(9)
Others		-	71	n.m.	-	n.m.	-	219	n.m.
Total gross deposits*	9	3	75	(96)	4	(23)	18	238	(92)

Spain & Portugal		-	1	(76)	-	(25)	-	2	n.m.
China		(1)	(1)	(22)	(2)	47	3	5	(32)
Others		-	36	n.m.	-	n.m.	-	110	n.m.
Total net deposits / (outflows)*	9	(1)	35	n.m.	(2)	49	3	117	(97)

Spain & Portugal		11	10	9	13	(16)	35	31	13
China		14	19	(27)	17	(22)	70	82	(15)
TLB		2	-	n.m.	5	(64)	8	6	42
Others		-	20	(99)	1	(79)	2	62	(97)
New life sales (recurring plus 1/10 single)*	9	26	49	(47)	35	(27)	115	180	(36)

New premium production accident & health insurance		6	5	4	7	(12)	21	17	23
New premium production property & casualty insurance		16	31	(50)	21	(27)	57	83	(32)

  * Following the announcement to sell Aegon’s operations in CEE, results from these businesses previously reported in operating results are prospectively (from January 1, 2021) recorded within Other income/ (charges). Sales metrics no longer include the performance of operations in CEE.

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Operating result

The operating result from International decreased by 17% to EUR 36 million in the third quarter of 2021, due to the reclassification of the result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business. Adjusting for this impact and on a constant currency basis, the operating result increased by 18% mainly driven by Spain & Portugal and TLB.

●

The operating result from Spain & Portugal was EUR 22 million, 59% higher than in the third quarter of 2020. This was the result of favorable claims experience, portfolio growth, and a one-time benefit from the review of annuity policies where the insureds were found to be deceased.

●	China’s operating result rose by 7% to EUR 4 million, reflecting a growing portfolio and lower expenses.
●

TLB, the high-net-worth business, recorded an operating result of EUR 19 million, an increase of 16% compared with the prior year period. The increase was mainly driven by an improved investment margin, reflecting a lowering of the crediting rate to partly offset lower reinvestment yields. In addition, TLB benefitted from favorable mortality experience.

●

For the Other segment, the operating result declined by EUR 18 million to a loss of EUR 9 million. This was largely due to the reclassification of the result of Central & Eastern Europe from operating result to Other income. Furthermore, the operating result of India declined by EUR 3 million, mainly due to elevated mortality claims related to the COVID-19 pandemic. This was partly offset by reduced regional overhead.

Net result

The result before tax decreased by EUR 17 million to EUR 48 million in the third quarter of 2021, reflecting lower realized gains. The comparable period in 2020 contained realized gains in TLB. These were a result of asset sales in order to lengthen the duration of the investment portfolio. The income tax expense amounted to EUR 12 million, resulting in an effective tax rate of 24% and a net result of EUR 37 million.

Expenses

Addressable expenses increased by 2% on a constant currency basis compared with the third quarter of 2020 to EUR 27 million, as the benefit from expense savings initiatives across the region was more than offset by business growth, mainly in Spain.

Operating expenses were EUR 97 million in the third quarter of 2021, an increase of 2% on a constant currency basis compared with the third quarter of last year. This reflects higher expenses in Central & Eastern Europe, due to increased sales and portfolio growth.

Sales

New life sales declined by 46% on a constant currency basis compared with the third quarter of 2020 to EUR 26 million, as last year’s third quarter still included the new life sales of Central & Eastern Europe. Adjusting for this impact and on a constant currency basis, new life sales decreased by 16%.

●	New life sales in Spain & Portugal increased by 9% to EUR 11 million, mainly due to sales growth in the bancassurance channel.
●	China recorded a decrease of 27% in new life sales to EUR 14 million, reflecting industry-wide lower demand for critical illness products.
●	For TLB, new life sales increased to EUR 2 million driven by higher Index Universal Life sales following the launch of new, capital-light products.
●	In the Other segment, sales decreased by EUR 20 million, reflecting the exclusion of sales from Central & Eastern Europe as of 2021, following the announced divestment of the business.

New premium production for accident & health insurance amounted to EUR 6 million, an increase of 20% compared with the third quarter of 2020. Higher sales in Spain & Portugal following the launch of new products was offset by the exclusion of sales from Central & Eastern Europe and lower sales in China. New premium production for property & casualty insurance decreased by 50% to EUR 16 million reflecting the exclusion of sales from Central & Eastern Europe as of 2021, following the announced divestment of the business. Adjusting for this impact and on constant currency basis, property & casualty sales increased by 48%. This was mainly due to higher sales in Spain & Portugal, which were driven by the introduction of a new household insurance product in the bancassurance channel.

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Net deposits amounted to an outflow of EUR 1 million, while last year’s net deposits were EUR 35 million. This decline was mainly caused by the exclusion of net deposits from Central & Eastern Europe.

Market consistent value of new business

The market consistent value of new business (MCVNB) in International decreased by 27% compared with the same period last year to EUR 13 million in the third quarter of 2021. Adjusting for the exclusion of Central & Eastern Europe following the announced divestment of the business and on a constant currency basis, the MCVNB increased by 1%. This was driven by higher sales in Spain & Portugal mainly in the bancassurance channel. These increases were offset by a decline in China, caused by industry-wide lower demand for critical illness products.

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 Asset Management

Asset Management								unaudited

EUR in millions	Notes	3Q 2021	3Q 2020	%	2Q 2021	%	YTD 2021	YTD 2020	%

Global Platforms		13	6	119	15	(8)	41	26	56
Strategic Partnerships		44	51	(14)	56	(21)	163	102	59
Operating result		58	58	-	71	(18)	204	128	59
Fair value items		-	-	n.m.	1	(89)	(1)	(7)	86
Realized gains / (losses) on investments		-	-	n.m.	-	n.m.	2	1	n.m.
Net impairments		-	-	n.m.	-	n.m.	-	-	n.m.
Non-operating items		-	-	n.m.	1	(90)	1	(6)	n.m.
Other income / (charges)		(6)	(1)	n.m.	(4)	(59)	(12)	(1)	n.m.
Result before tax		52	57	(9)	68	(24)	192	121	59
Income tax		(15)	(16)	5	(23)	33	(59)	(34)	(72)
Net result		36	41	(11)	46	(20)	134	87	54

Management fees		152	121	26	146	4	444	370	20
Performance fees		11	59	(81)	39	(72)	96	84	14
Other		17	12	40	20	(14)	57	43	33
Total revenue*		180	192	(6)	205	(12)	597	497	20

Global Platforms		107	100	7	108	(1)	316	305	4
Strategic Partnerships		73	92	(20)	98	(25)	281	193	46
Total revenue*		180	192	(6)	205	(12)	597	497	20

Operating Expenses		132	136	(3)	137	(3)	406	368	10
of which addressable expenses		92	94	(2)	92	-	272	273	-
Addressable expenses in constant currency		92	94	(2)	92	-	272	280	(3)

Operating Margin - Global Platforms		12.5%	6.5%	93	13.6%	(8)	13.0%	9.0%	44

General Account		2,688	2,218	21	3,674	(27)	11,100	15,820	(30)
Affiliate		3,031	1,995	52	2,134	42	7,325	6,654	10
Third Party		5,736	5,628	2	7,611	(25)	20,268	15,284	33
Global Platforms		11,456	9,841	16	13,420	(15)	38,693	37,758	2
Strategic Partnerships		32,723	34,303	(5)	29,320	12	94,901	89,689	6
Gross deposits		44,179	44,144	-	42,740	3	133,594	127,448	5

General Account		(1,126)	(1,729)	35	167	n.m.	(3,901)	6,862	n.m.
Affiliate		(107)	(88)	(22)	(756)	86	(1,632)	(758)	(115)
Third Party		2,392	1,668	43	2,100	14	4,630	(457)	n.m.
Global Platforms		1,158	(149)	n.m.	1,512	(23)	(903)	5,647	n.m.
Strategic Partnerships		1,344	692	94	815	65	5,140	3,211	60
Net deposits		2,502	542	n.m.	2,326	8	4,237	8,859	(52)

  * Net fees and commissions

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Operating result

The operating result from Aegon Asset Management remained stable compared with the third quarter of 2020 at EUR 58 million. Higher management fees from Global Platforms and Strategic Partnerships – driven by net deposits and favorable market movements – were offset by lower performance fees from Aegon’s Chinese asset management joint venture.

●

The operating result from Global Platforms more than doubled compared with the same period last year to EUR 13 million. This was mainly the result of higher management fees in the fixed income platform as a result of net deposits and favorable markets movements. Other revenues increased by EUR 3 million to EUR 13 million compared with the same period last year, due to disposition and origination fees in Aegon’s real asset business.

●

The operating result from Strategic Partnerships decreased by EUR 7 million compared with the same period last year to EUR 44 million driven by Aegon’s Chinese asset management joint venture, Aegon-Industrial Fund Management Company (AIFMC). Performance fees net of performance-based compensation for AIFMC decreased by EUR 30 million, as performance fees normalized compared with the exceptional level of performance fees in the same period last year. This was partly offset by higher management fees for AIFMC, which more than doubled compared with the same period last year, driven by higher asset balances as a result of favorable equity markets and net deposits, including from new fund launches.

Net results

The result before tax from Asset Management decreased by 10% compared with the same period last year to EUR 52 million in the third quarter of 2021. This was driven by higher one-time investments related to the operational improvement plan. After the income tax charge of EUR 15 million, the net result amounted to EUR 36 million. The effective tax rate amounted to 29%.

Revenues

Total revenues decreased by 6% compared with the same period last year to EUR 180 million in the third quarter of 2021. This was driven by a decrease in performance fees in AIFMC, which normalized compared with the exceptional level of performance fees in the same period last year. Management fees increased from EUR 121 million to EUR 152 million, driven by both AIFMC and Global Platforms. Other revenues increased by EUR 5 million to EUR 17 million, largely driven by disposition and origination fees in Aegon’s real assets platform.

Expenses

Addressable expenses – related to Global Platforms – decreased by EUR 2 million to EUR 92 million in the third quarter of 2021. These were mainly driven by lower administrative expenses from one-time expenses in the same period last year. This was partly offset by higher performance-based employee expenses in Global Platforms.

Operating expenses decreased by 3% to EUR 132 million driven by lower addressable expenses and lower performance-based compensation in AIFMC which were partly offset by higher one-time investments. One-time investments related to the operational improvement plan for Global Platforms amounted to EUR 6 million.

Sales

Third-party net deposits were up by EUR 1.4 billion compared with the third quarter of 2020 to EUR 3.7 billion. This was split between EUR 2.4 billion in Global Platforms and EUR 1.3 billion in Strategic Partnerships. This builds on Aegon’s track record of nine consecutive years of positive third-party net deposits, and reflects Aegon Asset Management’s competitive investment performance.

The increase in third-party net deposits in the third quarter of 2021 was mainly driven by an improvement in Global Platforms from EUR 1.7 billion of net deposits in last year’s third quarter, to EUR 2.4 billion third-party net deposits this quarter. This was largely driven by higher net deposits in the fixed income platform as the demand for these types of investments has increased with the economic uncertainty caused by the COVID-19 pandemic subsiding. Strategic Partnerships third-party net deposits increased by EUR 0.7 billion to EUR 1.3 billion in the third quarter of 2021 driven by net deposits in AIFMC.

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Net outflows from the general account improved by EUR 0.6 billion to EUR 1.1 billion for the third quarter of 2021. Net outflows from affiliates remained stable at EUR 0.1 billion. Within Global Platforms, the Aegon UK affiliate business converted EUR 0.6 billion assets from an external manager to Aegon Asset Management. This is in line with Aegon’s aim to increase the share of assets that are managed in-house where it has leading propositions. This was offset by outflows from the US and the NL affiliate book.

Assets under management

Assets under management increased by EUR 32 billion compared with September 30, 2020, to EUR 398 billion. This was mainly attributable to third-party net deposits and favorable market movements.

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Market consistent value of new business								unaudited
EUR millions, after tax	Notes	3Q 2021	3Q 2020	%	2Q 2021	%	YTD 2021	YTD 2020	%

Americas		81	37	118	87	(6)	255	69	n.m.
The Netherlands		(1)	(2)	(26)	1	n.m.	6	(5)	n.m.
United Kingdom		20	1	n.m.	21	(6)	72	44	64
International		13	17	(27)	15	(17)	56	54	4
Total		112	54	110	124	(9)	389	161	142

Modelled new business: APE								unaudited
EUR millions, after tax	Notes	3Q 2021	3Q 2020	%	2Q 2021	%	YTD 2021	YTD 2020	%

Americas		149	123	21	1,918	(92)	2,328	549	n.m.
The Netherlands		55	16	n.m.	55	(1)	378	74	n.m.
United Kingdom		509	302	69	519	(2)	1,570	1,196	31
International		70	147	(52)	84	(16)	257	479	(46)
Total		783	588	33	2,577	(70)	4,533	2,298	97

Modelled new business: Deposits								unaudited
EUR millions, after tax	Notes	3Q 2021	3Q 2020	%	2Q 2021	%	YTD 2021	YTD 2020	%

Americas		1,845	2,518	(27)	1,607	15	5,804	6,749	(14)
The Netherlands		41	26	61	58	(29)	369	146	152
United Kingdom		-	-	-	-	-	-	-	-
International		-	2	(81)	1	(28)	9	15	(42)
Total		1,886	2,546	(26)	1,665	13	6,183	6,910	(11)

Exchange rates	EUR/USD		EUR/GBP
	2021	2020	2021	2020
Current quarter YTD income statement (average rate)	1.1964	1.1245	0.8637	0.8848
Prior quarter YTD income statement (average rate)	1.2052	1.1017	0.8678	0.8737
Current quarter balance sheet (closing rate)	1.1590	1.1727	0.8595	0.9071
Prior quarter balance sheet (closing rate)	1.1859	1.1232	0.8584	0.9090

3Q 2021 Results - 30

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Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 3Q 2021 Financial Supplement and other supplementary documents are available on aegon.com.

Conference call including Q&A

The conference call starts at 9:00 a.m. CET, with an audio webcast on aegon.com. Two hours after the conference call, a replay will be available on aegon.com.

Click to join conference call

With ‘click to join’, there is no need to dial-in for the conference call. Simply click the link below, enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Click here to connect. Should you wish not to use the ‘click to join’ function, dial-in numbers are also available.

Dial-in numbers for conference call

United States: +1 720 543 0206

United Kingdom: +44 (0)330 336 9434

The Netherlands: +31 (0) 20 703 8259

Passcode: 9702174

Financial calendar 2021-2022

Fourth quarter 2021 results – February 9, 2022

First quarter 2022 results – May 12, 2022

Annual General Meeting – May 31, 2022

Second quarter 2022 results – August 11, 2022

Third quarter 2022 results – November 10, 2022

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

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Notes (1 of 2)

1)

For segment reporting purposes operating result, operating result after tax, operating expenses, addressable expenses, income tax (including joint ventures (jv’s) and associated companies), result before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Segment information						unaudited
		Third quarter 2021			Third quarter 2020

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	365	40	405	421	20	441
Tax on operating result	(78)	18	(60)	(105)	21	(84)
Operating result	443	22	465	526	(1)	526
Fair value items	(130)	(38)	(167)	(577)	(17)	(594)
Realized gains / (losses) on investments	132	(2)	130	59	(3)	56
Net impairments	6	(1)	5	(20)	-	(20)
Non-operating items	9	(40)	(31)	(538)	(20)	(558)
Other income / (charges)	(559)	-	(559)	(536)	-	(536)
Result before tax	(107)	(18)	(124)	(547)	(21)	(568)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	18	(18)	-	21	(21)	-

Income tax (expense) / benefit	47	18	65	129	21	150
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(18)	18	-	(21)	21	-
Net result	(60)	-	(60)	(418)	-	(418)

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Segment information			unaudited
	Second quarter 2021

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	454	30	485
Tax on operating result	(108)	20	(88)
Operating result	562	10	572
Fair value items	468	(38)	430
Realized gains / (losses) on investments	162	(2)	160
Net impairments	15	-	15
Non-operating items	644	(40)	605
Other income / (charges)	(153)	10	(143)
Result before tax	1,053	(20)	1,034
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	20	(20)	-

Income tax (expense) / benefit	(205)	20	(185)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(20)	20	-
Net result	849	-	849

Segment information						unaudited
	Third quarter 2021 YTD			Third quarter 2020 YTD

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	1,177	51	1,228	1,015	54	1,069
Tax on operating result	(259)	61	(198)	(216)	44	(171)
Operating result	1,436	(11)	1,425	1,231	9	1,240
Fair value items	341	(56)	285	102	(47)	55
Realized gains / (losses) on investments	325	(7)	318	75	(8)	67
Net impairments	37	(1)	36	(213)	-	(213)
Non-operating items	703	(63)	640	(36)	(55)	(91)
Other income / (charges)	(710)	12	(698)	(1,607)	1	(1,606)
Result before tax	1,429	(62)	1,367	(413)	(45)	(457)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	62	(62)	-	45	(45)	-

Income tax (expense) / benefit	(254)	62	(192)	197	45	242
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(62)	62	-	(45)	45	-
Net result	1,175	-	1,175	(216)	-	(216)

3Q 2021 Results - 33

The Hague – November 11, 2021

Notes (2 of 2)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk-free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post-tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage by the average shareholders’ equity excluding the revaluation reserve.
5)	Included in Other income/(charges) are income/(charges) made to policyholders with respect to income tax in the United Kingdom.
6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.
8)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

unaudited	Q3 2021	Q3 2020	YTD Q3 2021	YTD Q3 2020

Employee expenses	506	484	1,473	1,522
Administrative expenses	377	385	1,164	1,207
Operating expenses for IFRS reporting	883	870	2,636	2,729
Operating expenses related to jv’s and associates	63	73	225	199
Operating expenses in earnings release	946	943	2,862	2,928

9)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
10)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

11)

The Solvency II capital ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators. The Solvency II capital calculation is subject to supervisory review on an ongoing basis.

12)	The numbers in this release are unaudited.

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The Hague – November 11, 2021

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: operating result, income tax, result before tax, market consistent value of new business, return on equity and addressable expenses. These non-IFRS-EU measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable IFRS-EU measure is provided in the notes to this press release. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the operating result after tax less cost of leverage by the average shareholders’ equity excluding the revaluation reserve. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

○	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
○	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
○	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
○

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

○

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

○	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
○	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
○	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
○

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

○	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
○

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

○	The frequency and severity of insured loss events;
○	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
○

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

○	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
○

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

○	Customer responsiveness to both new products and distribution channels;
○

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

○

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

○

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, cash capital at Holding, gross financial leverage and free cash flow;

○	Changes in the policies of central banks and/or governments;
○	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
○	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
○

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

○

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

○	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
○

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

○

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

3Q 2021 Results - 35